Sify Technologies Limited

(CIN:  U72200TN1995PLC050809)

Registered Office: 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai

Taramani, Chennai 600 113, India.

E-mail: compliance.sify@sifycorp.com

Website: www.sifycorp.com

Phone: +91 44 2254 0770, Fax: +91 44 2254 0771

NOTICE

NOTICE is hereby given that the Nineteenth Annual General Meeting of Sify Technologies Limited will be held on Thursday, June 18, 2015 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113, India to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the Audited Profit and Loss Account and Cash Flow Statements for the year ended March 31, 2015, the Balance Sheet as at that date together with the Notes to the Accounts and the Reports of the Board of Directors and the Auditors thereon.

2.	To declare Dividend for the year ended March 31, 2015.

3.	To appoint a Director in place of Mr P S Raju (DIN 00101760), who retires by rotation and being eligible, offers himself for reappointment.

4.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT subject to the provisions of Section 139 and 141 and other applicable provisions, if any, of the Companies Act, 2013, M/s ASA & Associates, Chartered Accountants, Chennai, (ICAI Registration No. 009571N) be and are hereby appointed as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting at a remuneration to be fixed by the Board of Directors on the recommendation of the Audit Committee.

SPECIAL BUSINESS:

5.	Reappointment of Executive Director.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the approval and recommendations of the Nomination and Remuneration Committee and the Board of Directors of the Company and subject to the provisions of Section 196 and all other related and applicable provisions, if any, of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force) read with Part I of Schedule V of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, Mr Ananda Raju Vegesna, be and is hereby reappointed as the Executive Director of the Company for a further period of Five years with effect from June 22, 2015.

RESOLVED FURTHER THAT pursuant to the provisions of Section 197 read with Part II of Schedule V of the Companies Act, 2013, Articles of Association of the Company and the recommendations of the Nomination and Remuneration Committee and such other approvals as may be required, approval of the Company be and is hereby accorded to pay such remuneration viz. salary, perquisites, commission etc. as the Board or Committee thereof may deem fit to Mr Ananda Raju Vegesna, the Executive Director of the Company.

RESOLVED FURTHER THAT the consent of the shareholders of the Company be and is hereby also accorded to the Board of Directors or Committee thereof that where in any financial year the Company has no profits or inadequate profits then the remuneration be paid to the Executive Director in accordance with the limits specified in (A) of Section II of Part II of Schedule V of the Companies Act, 2013.

RESOLVED FURTHER THAT for the purpose of giving effect to the above Resolution, the Board of Directors or Committee thereof be and are hereby also authorised to fix the salary, perquisites, commission etc. in consultation with Mr Ananda Raju Vegesna, take all such actions and give all such directions or do all such acts, deeds, matters and things as may be necessary in this regard.

6.	Enhancement of the borrowing powers of the Company.

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a Special Resolution:

RESOLVED THAT in supersession of the resolution passed at the Fourteenth Annual General Meeting of the shareholders of the Company held on September 27, 2010 under Section 293(1)(d) of the Companies Act, 1956, consent of the Company be and is hereby accorded under Section 180(1)(c) and other applicable provisions, if any, of the Companies Act, 2013, to the Board of Directors to borrow moneys for meeting the exigencies of the business from time to time either from Company’s Banks, or any other Banks, Financial Institutions or other lending institutions, notwithstanding that the money(s) so borrowed together with the sums already borrowed by the Company (apart from temporary loans obtained from the Company’s Bankers in the ordinary course of business) may exceed the aggregate of the paid up capital of the Company and its free reserves (reserves not set apart for any specific purpose), provided that the aggregate of amounts so borrowed and outstanding at any one time shall not exceed an amount of Rs.250 crores (Rupees Two Hundred Fifty Crores Only).

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such acts, deeds and things as they may deem necessary for giving effect to the aforesaid resolution.

Chennai April 23, 2015	By Order of the Board For Sify Technologies Limited L V Veeranjaneyulu Y Company Secretary

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint Proxy / Proxies to attend and vote on his behalf and such Proxy need not be a member of the Company.

The instrument of Proxy in order to be effective, should be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 102 of the Companies Act, 2013, setting out all material facts in respect of Item No.5 & 6 is annexed hereto.

3.	Dividend of Re.1 per share has been recommended by the Board of Directors for the year ended March 31, 2015 and subject to the approval of the shareholders at the Annual General Meeting scheduled to be held on June 18, 2015.

4.	Dividend will be paid to those shareholders whose names appear on the Register of Members of the Company on May 18, 2015, the Record Date.

5.	All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office of the Company during normal business hours on all working days up to and including the date of the Annual General Meeting of the Company.

Explanatory Statement in respect of the Special Business pursuant to Section 102 of the Companies Act, 2013.

Item No.5

Reappointment of Executive Director:

Mr Ananda Raju Vegesna was initially appointed as the Executive Director of the Company for a period of three years on June 22, 2007 without any remuneration from the Company. He was reappointed as the Executive Director of the Company for a further period of Five years with effect from June 22, 2010 without any remuneration from the Company. His current tenure expires on June 21, 2015 and is due for renewal.

Since his appointment, the Company has turned around and became profitable during the last two years. The Nomination and Remuneration Committee has recommended his reappointment for a further period of five years effective June 22, 2015 on such remuneration as may be decided by the Committee in due course subject to the required statutory approvals.

The remuneration that may be finalised by the Committee shall be in compliance with the provisions of Section 197 read with Part II of Schedule V of the Companies Act, 2013.

In case, the Company has no profits or its profits are inadequate, then the remuneration shall be paid to him in accordance with the limits specified in (A) of Section II of Part II of Schedule V of the Companies Act, 2013.

Mr Ananda Raju Vegesna, a Graduate in Science, brings with him rich experience in providing infrastructural facilities to the Information Technology, manufacturing and service industries and setting up units in Software Technology Parks for domestic as well as export markets.

He is well known for his expertise in the field of real estate, administration and public relations. He is the Director of Infinity Satcom Universal Private Limited, Raju Vegesna Infotech & Industries Limited and Server Engines India (Private) Limited.

The above reappointment is subject to the approval of the shareholders at this Annual General Meeting. As the above appointment is in line with the provisions of Section 196 & 197 and the terms and conditions stipulated in the Schedule V to the Companies Act, 2013, approval of the Central Government is not required.

Memorandum of interest

Mr Ananda Raju Vegesna is interested in the item as it relates to his reappointment.

In addition, Mr Raju Vegesna, Managing Director, is also interested in the reappointment of Mr Ananda Raju Vegesna, being his brother.

Based on the information available to the Company, no other Director, Key Managerial Personnel of the Company and none of their relatives are interested or concerned in the resolution set out in Item No.5.

Your Directors recommend the Special Resolution set out under Item No 5 for your approval.

Item No.6

Enhancement of borrowing powers:

At the Fourteenth Annual General Meeting of the shareholders of the Company held on September 27, 2010, the shareholders had authorised the Board of Directors to borrow monies upto a limit of Rs.250 crores at any time.

However, the Companies Act, 2013 through Section 180(1)(c) has mandated the Company to get the approval of the shareholders by way of a Special Resolution to create security on the assets of the Company.

Hence, it is proposed to get the approval of the shareholders by a Special Resolution under Section 180(1)(c) of the Companies Act, 2013 at the Annual General Meeting to authorise the Board of Directors to create security on the assets of the Company as and when they borrow funds for the Company in accordance with the provisions of the Act.

Memorandum of interest

None of the Directors and Key Managerial Personnel of the Company and their relatives is concerned or interested, financial or otherwise, in the Resolution.

Your Directors recommend the Special Resolution set out under Item No.6 for your approval.

Chennai April 23, 2015	By Order of the Board For Sify Technologies Limited L V Veeranjaneyulu Y Company Secretary